RELX PLC

1 April 2026

TOTAL VOTING RIGHTS

As at 31 March 2026, RELX PLC’s capital consists of 1,828,378,899 ordinary shares of 14 51/116 pence each. RELX PLC holds 35,163,923 ordinary shares in Treasury.

Therefore, the total number of voting rights in RELX PLC is 1,793,214,976 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in RELX PLC under the FCA’s Disclosure and Transparency Rules.

Legal Entity Identifier: 549300WSX3VBUFFJOO66